November 13, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: John Cash, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:	Green Plains Renewable Energy, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 15, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 1, 2013

Definitive Proxy Statement on Schedule 14A

Filed March 29, 2013

File No. 1-32924

Ladies and Gentlemen:

On February 15, 2013, Green Plains Renewable Energy, Inc. (the “Company”) filed its annual report on Form 10-K (the “10-K Filing”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1934. On August 1, 2013, the Company filed its quarterly report on Form 10-Q for the quarterly period ended June 30, 2013 (the “10-Q Filing”) with the Commission. On March 29, 2013, the Company filed its 2013 definitive proxy statement on Schedule 14A (the “Proxy Filing”) with the Commission. The Company received comments on the 10-K Filing, the 10-Q Filing and the Proxy Filing from the Division of Corporation Finance (the “Staff”) of the Commission dated October 30, 2013 (the “Letter”) by e-mail. The Company is concurrently filing via EDGAR Amendment No. 1 to the Form 10-K reflecting the Company’s response to the Staff’s comments.

We understand the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. This letter is provided by the Company in response to the comments in the Letter. For your convenience, the comments in the Letter are provided below, followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2012

General

Staff Comment:	1. With a view towards future disclosure, please tell us to what extent your results are impacted by the presence or absence of various tax credits for your products.

Company Response:	The volumetric ethanol excise tax credit, which expired on December 31, 2011, previously provided certain companies with an excise tax credit to blend ethanol with gasoline. However, this tax credit was provided to the companies that blended the ethanol and gasoline, not to the ethanol production companies. Currently, we receive approximately $60,000 annually in tax credits related to state biofuels credits; accordingly, our consolidated financial results are impacted minimally by the presence or absence of tax credits for our products. Since they are not material to our reported consolidated financial results, we do not include expanded discussion regarding the presence or absence of such tax credits in our regulatory filings.

Item 6. Selected Financial Data, page 28

Staff Comment:	2. Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures states that EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We note that you have defined EBITDA as earnings before interest, income taxes, non-controlling interests, depreciation and amortization. In future filings, please revise the title you use since EBITDA is not computed as commonly defined. One choice may be to call it adjusted EBITDA. Please ensure that you also revise the title in your Forms 8-K as well.

Company Response:	In future filings, we will present EBITDA as it is commonly defined: earnings before interest, income taxes, depreciation and amortization. This revised presentation was used in our Form 10-Q filing for the quarterly period ended September 30, 2013, which was filed on October 31, 2013. We will use this revised presentation in our future Form 8-K filings as well.

Item 15. Exhibits, Financial Statement Schedules, page 52

Report of Independent Registered Public Accounting Firm, page F-1

Staff Comment:	3. Please make arrangements with your auditor to revise their report in an amended Form 10-K to indicate the city and state in which their report was issued, as required by Rule 2-02(a) of Regulation S-X.

Company Response:	Our auditors, KPMG LLP, have revised their Report of Independent Registered Public Accounting Firm to indicate the city and state in which their report was issued; accordingly, concurrent with filing of this response letter, we are filing an amended Form 10-K for the annual period ended December 31, 2012 to include KPMG LLP’s revised report.

Consolidated Statements of Cash Flows, page F-6

Staff Comment:	4. In future filings, please breakout for each period presented the ‘other’ line items in the cash provided (used) by operating, investing and financing activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate. Please show us in your supplemental response what the revisions will look like.

Company Response:	In future filings, we will break out for each period presented the ‘other’ line items in the cash provided (used) by operating, investing and financing activities sections into smaller components and/or change the titles to be more descriptive for the line item. We note that netting of dissimilar gains and losses is not generally appropriate and do not perform such netting. We also note that netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate. We have updated disclosures within our statements of cash flows in our Form 10-Q for the quarterly period ended September 30, 2013, which was filed on October 31, 2013, to comply with this request, which provides a view to what the revisions will look like going forward.

Note 3. Acquisitions and Dispositions, page F-13

Sale of Grain Assets, page F-13

Staff Comment:	5. Regarding the sale of twelve grain elevators located in northwestern Iowa and western Tennessee, please tell us what consideration you gave as to whether the grain elevators meet the definition of the component of an entity and should or should not be presented as discontinued operations. Refer to ASC 205-20.

Company Response:

Regarding the sale of twelve grain elevators located in northwestern Iowa and western Tennessee, we referred to ASC 205-20, which indicates that in order for results of a component to be classified as discontinued operations, the reporting entity must have either disposed of the component on or before the balance sheet date or the assets of the component must qualify as assets held for sale under the provisions of ASC 360-10. Additionally, the reporting entity must expect that the operations and cash flows associated with the component will be eliminated from the ongoing operations and cash flows of the reporting entity as a result of the disposal. Finally, the reporting entity must expect that it will have no significant continuing involvement in the operations of the component after the disposal.

In our Form 10-K for the annual period ended December 21, 2012, we included the following disclosures: “In December 2012, we sold 12 grain elevators located in northwestern Iowa and western Tennessee consisting of approximately 32.6 million bushels of our grain storage capacity and all of our agronomy and retail petroleum operations. We believe the sale of assets represented an opportunity to maximize shareholder value. Revenues and gross profit generated by the sold operations represented approximately 91% and 93%, respectively, of 2012 agribusiness segment results. We will continue to participate in grain handling and storage activities through our remaining grain handling assets and future grain storage expansion at or near our ethanol plants. Over the next two years, we plan to realign our agribusiness operations by adding between five and ten million bushels of grain storage capacity per year. These assets will be located around our ethanol plants to take advantage of our current infrastructure and enhance our corn origination and trading capabilities.”

These disclosures were intended to provide the following information to the reader: (1) that the assets were not “assets held for sale” and we received an offer for a significant portion of our agribusiness assets (with such sale completed prior to the balance sheet date) that we felt was prudent to accept, (2) our intent to participate in continuing grain handling and storage activities with our remaining grain storage assets, and (3) our intent to expand (not eliminate) our grain storage capabilities over the next two years. The ongoing, and plans for expanded, grain storage operations are within our continuing agribusiness segment’s operations. Accordingly, any consideration as to whether or not the sale constituted discontinued operations was fully evaluated. We determined that the disposition of certain grain storage assets and all of our agronomy and retail petroleum operations did not meet the definition of discontinued operations as discussed in ASC 205-20.

Form 10-Q for the Quarter Ended June 31, 2013

General

Staff Comment:	6. Please address the above comments in your interim financial statements to the extend they are applicable.

Company Response:	We will address the above comments in our interim financial statements to the extent they are applicable. As noted in our responses to comments 2 and 4, we have already addressed those comments in our recent Form 10-Q filing for the quarterly period ended September 30, 2013, which was filed on October 31, 2013.

Definitive Proxy Statement on Schedule 14A filed March 29, 2013

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Staff Comment:	7. We note your disclosure on page 13 that the compensation committee retained the Hay Group as a consultant during 2011 and that the services provided included, among other things, “providing market information.” We also note your reference to “market compensation data” on page 13. In future filings, please explain how your analysis of market data, including national and industry specific compensation data, was derived. Specifically, please identify whether the Hay Group identified a peer group, and if so, how the peer group contributes to your compensation considerations, clarifying the manner in which you benchmark total compensation or elements thereof, and disclosing where actual compensation fell as compared to this peer group. If you use such database or market information in the future, please disclose the component companies. Further, in future filings, please also explain the reason for any deviation from any benchmarking principle you utilize in determining compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Company Response:	In future filings, we will explain how our analysis of any market data utilized, including national and industry-specific compensation data, was derived. Specifically, if the Hay Group, or any other compensation consultant that we may choose to work with, utilizes a peer group, we will identify that peer group and how it contributes to our compensation considerations, clarifying the manner in which we benchmark total compensation or elements thereof and disclosing where our actual compensation fell compared to the identified peer group. If we use such database or market information in the future for our peer group, we will disclose the component companies. Additionally, we will explain the reason for a deviation, if any, from any benchmarking principle that we utilize in determining compensation.

Annual Performance/Incentive Awards, page 13

Staff Comment:	8. We note your disclosure on page 14 that the compensation committee may adjust an “award up or down in its discretion,” that the committee “may also adjust the award for external conditions beyond the control of the Company or the officer,” and that 25% of an incentive award determination is based on “Compensation Committee discretion.” We also note your disclosure that the “Compensation Committee used its discretion to determine 2012 bonuses to consider the performance of the Company compared to overall industry performance and to reward and retain key personnel.” In future filings, please further clarify, including by way of providing examples, what factors the compensation committee reviews and takes into account when exercising its discretion.

Company Response:	In future filings, we will clarify, including by way of providing examples, the factors that the Compensation Committee considers when exercising its discretion to determine performance and/or incentive awards to the extent applicable.

Long-Term Incentive Compensation, page 14

Staff Comment:	9. We note your disclosure on page 15 that the “aggregate number of shares or options granted to management will be based on the executive’s position and the value of each individual’s contributions to the Company, as well as competitive norms” and that individual contributions “during 2012 were assessed by the Compensation Committee on a subjective basis.” We further note that specific restricted stock awards were issued to your named executive officers based “on the Company’s 2012 financial performance and individual performance evaluations.” In future filings, please revise your disclosure to provide a more specific analysis of how the individual restricted stock award amounts were determined for each named executive officer, specifying the financial and individual performance criteria used to determine award amounts for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Company Response:	In future filings, we will revise our disclosures to provide a more specific analysis of how individual restricted stock award amounts were determined for each named executive officer, specifying the financial and individual performance criteria used to determine award amounts to the extent applicable.

In addition, at the request of the Staff, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact me by phone at 402-315-1603 or email at jerry.peters@gpreinc.com with a copy to Michelle Mapes at michelle.mapes@gpreinc.com.

Respectfully Submitted,

/s/ Jerry L. Peters
Jerry L. Peters
Chief Financial Officer

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